UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                  INFORMATION TO BE INCLUDED IN THE STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b) (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 4)



                               HENRY SCHEIN, INC.

                                (Name of issuer)


                     Common Stock, par value $0.01 per share

                         (Title of class of securities)


                                    806407102

                                 (CUSIP number)
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806407102                 13G

1    NAMES OF REPORTING PERSONS
     Stanley M. Bergman

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


     NUMBER OF           5    SOLE VOTING POWER         66,572
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER       6,385,464
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER    66,572
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER    0
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,452,036



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                         [ ]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      15.3%



12   TYPE OF REPORTING PERSON*
     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a). Name of Issuer:

     The name of the Issuer is Henry Schein, Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

     The address of the Company's principal executive office is 135 Duryea Road, Melville, New York 11747.

Item 2(a). Name of Person Filing:

     The name of the person filing is Stanley M. Bergman.

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

     The address of Mr. Bergman's principal business office is c/o Henry Schein, Inc., 135 Duryea Road, Melville, New York 11747.

Item 2(c). Citizenship:

     Mr. Bergman is a United States citizen.

Item 2(d). Title of Class of Securities:

     This Schedule relates to the Common Stock, par value $.01 per share ("Common Stock") of the Company.

Item 2(e). CUSIP Number:

     The CUSIP number of the Common Stock is 806407102.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

     (a)  [ ] Broker or Dealer registered under Section 15 of the Exchange Act

     (b)  [ ] Bank as defined in section 3(a)(6) of the Exchange Act

     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Exchange
              Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e)  [ ] An Investment Advisor in accordance with Rule 13d- 1(b)(1)(ii)(E),

     (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership.

     As of December 31, 1998, Mr. Bergman was the beneficial owner of 6,452,036 shares of Common Stock, which represents 15.3% of the class. As of December 31, 1998, Mr. Bergman possessed sole power to vote, or direct the vote of, and dispose, or direct the disposition of, 66,572 shares of Common Stock in accordance with the HSI Agreement (as defined herein). As of December 31, 1998, Mr. Bergman shared the power to vote, or direct the vote of, a total of 6,385,464 shares of Common Stock, which are subject to the Amended and Restated HSI Agreement ("HSI Agreement"), dated as of February 16, 1994, between certain of the Company's stockholders and the Company, which generally provides that Stanley M. Bergman has the right to direct the nomination of all of the nominees to the Company's Board of Directors.
However, if Marvin H. Schein, a principal stockholder and a member of the Board of Directors, does not approve such nominations, Mr. Bergman and Mr. Schein will each nominate that number of nominees equal to one-half of the entire Board, rounded down to the nearest whole number (of which one will be an independent nominee), and the remaining nominee (if there is an odd number of directors) will be selected by the two independent nominees. Until December 31, 2003, (a) Pamela Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 14, 1994, Marvin H. Schein, Stanley M. Bergman, Martin Sperber, James P. Breslawski, and Steven Paladino, (b) the spouse (or former spouse), children, grandchildren or direct lineal descendants of, or parents of, any of the persons in (a), (c) any estate of the persons in (b), (d) any executor, guardian, committee, or other fiduciary acting in such capacity (and the estates and trusts for which they so act) solely on behalf or for the benefit of any person referred to in (a) or (b), and (e) any entity owned exclusively by any person referred to in (a) and/or the individuals or entities referred to in (b), (c) or (d), must vote all shares of the Company's voting securities over which they have voting control for Mr. Bergman's nominees to the Company's Board of Directors. Note that Mr. Bergman's power to vote, or direct the vote of the shares subject to the HSI Agreement, as described above, is the only voting control that Mr. Bergman has over such shares.

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The stockholders which are parties to the HSI Agreement described in Item 4 above have the sole power to direct the receipt of dividends from, or the proceeds from the sale of the 6,385,464 shares of Common Stock subject to the HSI Agreement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not  applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1999



                                             /s/ Stanley M. Bergman
                                             Stanley M. Bergman